

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2011

<u>Via E-mail</u>
Mr. Christian Itin
President and Chief Executive Officer
Micromet, Inc.
6707 Democracy Boulevard, Suite 505
Bethesda, MD 20817

Re: Micromet, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 4, 2011 and amended April 15, 2011
File No. 000-50440

Dear Mr. Itin:

        We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

        After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Form 10-K/A for the Fiscal Year Ended December 31, 2010</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Contractual Obligations, page 16</u>

   1. Please provide us proposed disclosure to be included in your future periodic filings that quantifies the aggregate amount of milestones that you may be obligated to pay in the future and the types of event that would trigger those payments.

Consolidated Financial Statements

Note 14. Fair Value Measurements, page F-25

2. Please provide us proposed disclosure to be included in future periodic filings that describe the valuation techniques and inputs you use in estimating the fair values of your Level 2 investments. Refer to ASC 820-10-50-1.a.

Note 20. Restatement of Previously Issued Financial Statements, page F-34

3. Please describe for us the errors relating to foreign currency transactions in available-for-sale investments outlining for us the incorrect accounting that you used, when, how and by whom the errors were discovered and the accounting that you applied to correct the errors, with reference to the Accounting Standards Codification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant